DynaResource, Inc.
The Urban Towers
222 W. Las Colinas Blvd.;  Suite 744 East Tower
Irving, Texas  75039

(972) 868-9066 / Fax:  (972) 868-9067

June 30, 2009

Mr. Roger Schwall;  Mr. John Madison;  Mr. Bob Carroll;  Mr. Michael Karney;  Mr. Chris White
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

RE:	DynaResource, Inc.; Amendment No. 3 to Registration Statement on Form 10
File No. 0-53237

Dear Mr. Schwall, Mr. Madison, Mr. Carroll, Mr. Karney and Mr. White:

DynaResource, Inc. received your letter dated June 8, 2009 with comments to the filed Form 10, Amendment No. 3, for DynaResource, Inc., File No. 0-53237.   We have restated your comments below and have included our responses to each comment.

Certain Relationships and Related Transactions, page 33

1.
We note your response to our previous comment 10. Please explain why the fees to Dynacap Group increased between 2007 and 2006 if DynaResource Operaciones SA de CV was formed in 2005. Further explain why, if DynaResource Operaciones was formed in 2005, you only paid $140,360 in 2006 if the base compensation was $15,000 per month. Also, please explain why you paid $2,738 over the base compensation of $15,000 a month in 2007. Further, we note that in your Form 10-Q for the quarter ended March 31, 2009, you paid $130,722 during the quarter to Dynacap. Please explain this large increase in payments to Dynacap for the first quarter of 2009. Finally, please explain how the determination to increase the base price written into the Consulting Agreement was memorialized. If there was an amendment to the Consulting Agreement in writing, please file it as an exhibit to your registration statement.

Answer

Note 6 to the Financial Statement, in the Form 10-Q for the period ended March 31, 2009, contained a typographical error regarding the amounts paid to Dynacap.  It read, “In the three months ended March 31, 2009 and 2008, the Company paid $ 130,722 and $0 respectively to Dynacap… ”.    This Note should read:   “In the three months ended March 31, 2009 and 2008, the Company paid $ 0 and $ 30,722 respectively to Dynacap… ”.   The Form 10-Q will be re-filed as Form 10-Q/A to reflect this change.

In further answer to your questions; compensation paid to Dynacap in 2006 and 2007 was as follows:
2006 - $140,360;                                           2007 - $182,738;

In 2006, although the base compensation agreed was $15,000 per month ($ 5,000. per subsidiary), less compensation was paid because of a reduction in operational activities in Mexico. Production activities at SJG were ceased in June, 2006.  As a result, the Company and Dynacap orally agreed to a reduction in compensation.

In 2007, the compensation was paid at the base level, due to the increased activity through the Mexican subsidiaries, resulting from exploration activities conducted pursuant to the Earn In / Option Agreement with Goldgroup Resources Inc.

Also in 2007, as you correctly noted, Dynacap was paid $2,738 over the base compensation amount. Additional time was spent by Dynacap on reconciling certain issues regarding the integration of Goldgroup personnel into the structure and operations of the Mexican subsidiaries. The additional time was reported by Dynacap and the Company orally agreed to make the additional payment.

Additionally, the company affirms the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust these explanations will answer your questions.  Please let us know if you have further questions, or if you require further clarification on the answers provided.  Thank you again for your professional attention.

Respectfully,

/s/ KW Diepholz
K.W.  (“K.D.”) Diepholz
Chairman / CEO

/s/ Charles Smith
Charles E. Smith /CFO

CC.:    Scheef & Stone, LLP.;  Mr. Roger Crabb;  Ms. Sarah Benes